

Mail Stop 3030

November 20, 2009

David McIntyre
205 Newberry Street, Suite 101
Framingham, Massachusetts 01701

> **Re: HeartWare International, Inc.**
> **Registration Statement on Form S-3**
> **Supplemental Response submitted November 12, 2009**
> **File No. 333-161417**

Dear Mr. McIntyre:

We have limited our review of your filing to those issues we have addressed in our comments. If you disagree with our comments, we will consider your explanation as to why such comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 4

1.   Please expand your response to prior comment 2 to:

- reconcile your response that all shares were issued on August 17, 2009 with the first paragraph on page 4 of your filing that a portion of the shares were issued following the October 26, 2009 shareholder approval.

- provide an analysis demonstrating that you are eligible to conduct a primary offering on Form S-3; see the introductory clause of Rule 430B(b). Also demonstrate that you are not disqualified to rely on Rule 430B(b) due to Rule 430B(b)(2)(iv).

2.   Please disclose in your registration statement how the unnamed shareholders acquired their offered shares.

3.   Please tell us how you propose to identify the unnamed shareholders in the future. It is unclear how you will know which purchasers in Australian Stock Exchange transactions acquired the shares that you initially issued in the unregistered transaction at issue. Also, tell us how you propose to update your disclosure to identify such selling shareholders.

Incorporation by reference, page 11

4.   Please update your filing. We note, for example, your Form 10-Q filed November 5, 2009.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

    ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    ·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    ·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the requested effective date.

Please contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3617 if you have any questions regarding our comments.

Sincerely,

Russell Mancuso
Branch Chief

cc: Robert Evans III, (by facsimile)